Morgan, Lewis & Bockius LLP                                         MORGAN LEWIS
1701 Market Street
Philadelphia, PA  19103-2921
Tel: +1.215.963.5000
Fax: +1.215.963.5001
www.morganlewis.com


February 26, 2016


FILED AS EDGAR CORRESPONDENCE


Alison White, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549


Re: The Advisors' Inner Circle Fund 485(b) Filing (File Nos. 033-42484 and 811-06400)
     ---------------------------------------------------------------------------


Dear Ms. White:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC"), regarding the Trust's post-effective amendment No. 260, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment No. 261, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC on December 23, 2015 pursuant to Rule 485(a) under the 1933 Act, for the purpose of revising the principal investment strategies of the Sands Capital Global Growth Fund (the "Fund"), a series of the Trust (the "Amendment"). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

COMMENTS ON THE PROSPECTUSES

1. COMMENT. Please confirm that the Adviser may recoup waived fees and/or reimbursed expenses only to the extent that the Fund's Total Annual Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit in effect at the time of the fee waiver and/or expense reimbursement.

     RESPONSE. The Trust confirms that the Adviser may recoup waived fees and/or reimbursed expenses only to the extent that the Fund's Total Annual Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit in effect at the time of the fee waiver and/or expense reimbursement.

2. COMMENT. In the "Principal Investment Strategy" section, please revise the percentage of Fund assets invested in non-U.S. companies, and the criteria the Fund uses to define such companies, in accordance with the SEC and Staff guidance regarding investment company names including the term "global."

     RESPONSE. The section has been revised to read as follows:

          Under normal market conditions, the Fund expects to invest in at least three countries, including the United States, and invest at least 40% of its net assets, plus the amount of any borrowings for investment purposes, in non-U.S. companies. For purposes of this policy, a company is considered to be a non-U.S. company if: (i) at least 50% of the company's revenues or operating income is generated outside of the United States; (ii) the company is organized or maintains its principal place of business outside of the United States; or (iii) the company's primary trading market is located outside of the United States.

3. COMMENT. Please confirm that the Fund will not concentrate its investments in a particular industry or group of industries, or, alternatively, add appropriate disclosure.

     RESPONSE. The Adviser confirms that the Fund will not concentrate investments in a particular industry or group of industries, as concentration is defined under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

4. COMMENT. In the "Principal Investment Strategy" section, please specify the type of countries in which issuer exposure may be gained through LEPWs and P-Notes.

     RESPONSE. The section has been revised to specify that LEPWs and P-Notes allow their holders to gain exposure to issuers in certain emerging market countries.

5. COMMENT. Please consider adding a descriptive heading for each principal risk disclosed in the "Principal Risks" section.

     RESPONSE. The suggested changes have been made.

6. COMMENT. Please consider moving the sentence describing a "growth style" of investing from the "Principal Risks" section to the "Principal Investment Strategy" section.

     RESPONSE. The Trust respectfully declines to make the requested change because the sentence contextualizes the risks of a "growth style" of investing.

7. COMMENT. In the "Principal Investment Strategy" section, please state that the Fund may heavily invest in the information technology sector, because the risks of heavily investing in the information technology sector are disclosed in the "Principal Risks" section, and disclose any other sectors in which the Fund expects to heavily invest.

     RESPONSE. The information technology sector disclosure has been removed from the "Principal Risks" section, and no sector-specific disclosure has been added to the "Principal Investment Strategy" section, because the Adviser has confirmed that the Fund's sector allocations are a function of investment opportunities, and are not a principal investment strategy of the Fund.

COMMENT ON THE SAI

8. COMMENT. Please revise the "Portfolio Holdings" section to clarify that the publications from which portions of the Fund's portfolio holdings may be excluded when such exclusions are deemed to be in the best interest of the Fund are the postings on the Fund's website within 30 days of the end of each calendar quarter.

     RESPONSE. The requested change has been made.


                            * * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon Salkin
---------------
Leon Salkin